April 30, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	LeapFrog Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 001-31396

Dear Ms. Cvrkel:

We are submitting this letter in response to your comment letter, dated April 3, 2008, to Mr. William B. Chiasson, Chief Financial Officer of LeapFrog Enterprises, Inc. (the “Company”). The text of the Staff’s comments has been included in this letter and the numbering of the paragraphs below corresponds to the numbering of your comment letter.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis — Results of Operations, page 37

1.	Comment: We note from your disclosure on page 41 that improvements in the gross margin for the U.S. Consumer segment were partially offset by a non-cash write-off totaling approximately $8 million related to required asset write-offs bringing unamortized FLY Fusion Pentop Computer assets to levels consistent with sales trends. Please explain to us and revise your notes in future filings to disclose the nature of these asset write-offs and reconcile such amount for us to the amount presented in the statement of cash flows.

Response: During the fourth quarter of 2007, the Company evaluated the performance of its FLY Fusion Pentop Computer product (“FLY”). Using historical and current performance data, as well as projections of future performance, the Company determined that the FLY revenue stream was, and was projected to continue to be, below expectations. As a result, the Company evaluated its FLY-related assets for impairment and concluded some of these assets required write-downs to carrying values that we believe are recoverable given expected future performance of the product.

The asset write-downs associated with the Company’s FLY product were advanced royalty (recorded in prepaid expenses and other current assets), capitalized content, inventories and tooling as follows:

U.S. Securities and Exchange Commission

April 30, 2008

(Dollars in millions)	Amount	Balance Sheet caption affected
Advanced royalty—impairment	$5.2	Included in Prepaid expenses and other current assets
Inventories—write-off	2.1	Included in Inventories, net
Tooling—impairment	0.1	Included in Property and equipment, net
Capitalized content impairment	0.1	Included in Property and equipment, net

Total Gross Margin Impact	$7.5

The reconciliation of the asset write-offs to the statement of cash flows is summarized in the table below:

Statement of Cash Flows Caption	Amount	Comments
Impairment of advanced royalty	$5.2	On the face of the statement of cash flows
Impairment of property and equipment	0.1	Included content impairment in the caption of the same name
Depreciation	0.1	Included tooling impairment in the caption of the same name
Inventories	2.1	Included in the caption of the same name

Included in Statement of Cash Flows	$7.5

Additionally, as requested, the Company will revise our Management’s Discussion and Analysis comments in future filings to include a statement reading substantially as follows:

“These improvements were partially offset by non-cash write-offs of advanced royalties, inventories, tooling equipment and capitalized content totaling approximately $8.0 million associated with our FLY Fusion Pentop Computer, or 2.6 percentage points of gross margin, bringing unamortized FLY Fusion Pentop Computer assets and related inventories to carrying values that we believe are recoverable given expected future sales trends.”

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies Content Capitalization and

Amortization, page F-10

2.	Comment: We note your disclosure that you capitalize certain external costs related to the development of content for its learning products. Please explain to us the nature of the costs capitalized as of December 31, 2007 and 2006 and citing relevant authoritative literature, please tell us why you believe it is appropriate to capitalize the costs. If the amount consists of several different types of costs, please separately detail the nature and amount of each type of cost capitalized.

U.S. Securities and Exchange Commission

April 30, 2008

Response: The Company’s products all include content that drives innovative and technology-based learning. The Company’s research and development activities primarily include product development and engineering. The costs for such activities are considered research and development costs and are expensed as incurred in accordance with FASB Statement No. 2, “Accounting for Research and Development Costs.”

Upon completion of research and development activities, the Company engages third-party vendors to provide the services necessary to create titles to use on our platforms, culminating in the production of master copies. These external content costs are similar to capitalized pre-publication costs which are common in the publishing industry.

The Company only capitalizes external content costs, which generally relate to design, artwork, animation, layout, editing, voice, audio and software that are components of our learning products. Capitalization of content related costs is consistent with the guidance in EITF Issue No. 96-6, “Accounting for Film and Software Costs Associated with Developing Entertainment and Educational Software Products.”

Such costs are capitalized once the technological feasibility of a product is established and costs are determined to be recoverable. For products where proven technology exists, such as with our proprietary platforms, technological feasibility occurs early in the development cycle. Capitalized costs for products that are cancelled or abandoned are expensed in the period of cancellation. We evaluate the future recoverability of capitalized amounts on a quarterly basis.

There are different types of external costs that are capitalized, however, the Company tracks these costs on a project basis rather than by type of cost. Therefore, it is not practical to provide separate details and amounts of the types of capitalized costs.

Advertising Expense, page F-10

3.	Comment: We note your disclosure that advertising costs associated with cooperative advertising are accrued as the related revenue is recognized and these amounts are included in advertising expense if there is a separate identifiable benefit for which you can reasonably estimate the fair value, otherwise, such amounts are recognized as a reduction of net revenue. Please explain to us how you determine there is a separate identifiable benefit and how you estimate fair value. See EITF 01-09. Also, please tell us the amount of these cooperative advertising costs incurred that has been included as advertising expense rather than as a reduction of net revenue, for each year in which an income statement has been provided.

Response: According to EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be

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April 30, 2008

characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

(a) The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration.

(b) The vendor can reasonably estimate the fair value of the benefit identified under condition (a).

LeapFrog determines there is a separate, identifiable benefit by assessing whether the Company could have entered into an exchange transaction with a vendor other than a purchaser of its products to receive similar advertising benefits. The Company engages a third party vendor to identify the benefit by tracking the actual occurrence of the advertising. As a result, criterion (a) has been met for cooperative advertising classified as advertising expense.

The fair value estimates are generally based on the prevailing advertising rates in the local publications in which the advertising occurs. The Company engages a third party vendor to determine the fair value of the identified advertising benefit. Accordingly, criterion (b) is met for cooperative expense classified as advertising expense.

The cooperative advertising costs that have been included as advertising expense, rather than as a reduction of net sales, are $14.2 million, $12.1 million and $14.3 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Note 7 . Intangible Assets, F-18

4.	Comment: We note that the majority of your intangible assets consist of goodwill, which is allocated to the U.S. Consumer segment. In light of the net operating losses incurred over the last several years in the U.S. Consumer segment, please tell us why you believe that goodwill has not been impaired and is appropriately recorded as of December 31, 2007 and 2006. As part of your response, please include the assumptions used by management in your impairment analysis of goodwill.

Response: Annually, the Company reviews goodwill for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company also reviews goodwill for impairment if existing circumstances indicate the need for such a review. For the years ended December 31, 2006 and 2007, the Company tested goodwill for impairment using the two-step approach. Under this approach, the fair value of the Company’s U.S. Consumer segment was evaluated based largely on the assumptions included in the Company’s long-term strategic plan.

Goodwill was tested through a determination of the fair value of the U.S. Consumer segment, which contains goodwill, and a comparison of the fair value so determined with the carrying value of the underlying assets. Testing for impairment was done by using two approaches, a discounted cash flow approach and a market approach.

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April 30, 2008

The discounted cash flow (“DCF”) method recognizes that the current value is premised on the expected receipt of future economic benefits. Indications of value were developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

Management’s financial projections for LeapFrog’s U.S. Consumer segment for the years 2008 through 2012 formed the basis for the DCF analysis. Since the cash flow stream is expected to continue beyond 2012, an estimate of the terminal value of the U.S. Consumer segment was developed by capitalization of projected cash flows for later years, and discounted to present value. The summation of the discounted annual net cash flows, plus the terminal value after discounting provided an indication of the fair value of the U.S. Consumer segment.

Management’s impairment analysis of goodwill was based upon a number of key assumptions, discussed below:

•

The analysis is based on the assumption that the Company will achieve management’s projected financial performance for the years covered by the analysis. For 2008, these projections anticipate that net sales will grow at an annual percentage rate in the mid- to high-teens, gross margin will continue to improve and selling, general and administrative, research and development expenses will decrease by 10-15% from 2007 levels. The projections of future net sales are based on, among other things, the following expectations:

•

Three new major product platforms, the TAG reading system, the Leapster2 gaming system, and the Didj gaming system, as well as other important new products in the Company’s Learning Toys and Educational Gaming business lines, are scheduled to be introduced in 2008. These products (which are discussed in the MD&A portion of the 2007 10-K) are expected to drive much of the growth during the initial years of the forecast.

•	Approximately half of 2008 revenues are expected to be from products developed in 2007 or 2008, and the Company expects significant revenue growth in 2008, with continued growth thereafter.

•

Other products and services to be introduced in 2009 and beyond are expected to contribute to long-term revenue growth. These products and services include offerings in the Reading Solution, Learning Toys, and Educational Gaming product lines.

•

The discount rate at which the projected annual net cash flows and terminal value were discounted to present value was the Company’s estimated weighted average cost of capital which was determined based on the estimated after-tax cost of equity and debt, weighted based on an assumed capital structure of 90% equity and 10% debt.

U.S. Securities and Exchange Commission

April 30, 2008

Based on the preceding assumptions using the discounted cash flow approach, the indicated fair value of the U.S. Consumer segment significantly exceeds the carrying value.

The market approach was also used to develop indications of value of the U.S. Consumer segment. The market approach uses market price data of stocks or corporations engaged in the same or a similar line of business as that of the Company. Stocks of these corporations are actively traded in a public, free, and open market, either on an exchange or over-the-counter. These market prices and multiples reflect the aggregate opinion of minority investors by the very nature of stock transactions in the public stock exchanges. For purposes of this analysis, the Company selected a universe of publicly traded companies that it considered comparable to our U.S. Consumer segment, determined the multiples of revenue implied by those companies’ market prices and applied a comparable multiple of revenue to the net sales of the U.S. Consumer segment to obtain an indication of the value of the segment.

Based on the preceding analysis, the Company concluded that the indicated fair value for the U.S. Consumer segment is substantially greater than the carrying value.

As shown above, the determination of the fair value of the U.S. Consumer segment exceeds the carrying value of its underlying assets. Therefore, the Company concluded that that goodwill has not been impaired and is appropriately recorded as of December 31, 2007 and 2006.

In addition to the aforementioned analysis performed by management, the Company also engaged a third-party independent appraiser to review the assumptions and analysis. The appraiser’s findings were consistent with the findings of management.

Note 10. Borrowings Under Credit Agreements and Long-Term Debt, page F-20

5.	Comment: We note from your disclosure on page 30 that your current credit facility prohibits the payment of cash dividends on your capital stock. Please revise future filings to disclose this restriction on the payment of dividends in your notes to the financial statements. See Rule 4-08(e) of Regulation SX.

Response: The Company acknowledges that the disclosure regarding the prohibition on dividends should be made in accordance with Rule 4-08(e) of Regulation S-X. In future filings, the Company will make the following addition to our notes to the financial statements:

“Borrowings Under Credit Agreements and Long-Term Debt. . . . The revolving credit facility prohibits the payment of cash dividends on our common stock.”

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April 30, 2008

Note 11. Content License Agreements, page F-20

6.	Comment: We note from your disclosure that you record royalty expense related to license agreements to license certain content from third parties under agreements which permit you to utilize characters, stories, illustrations and trade names throughout specified geographic locations. Please explain to us, and disclose in future filings, how you account for this royalty expense including the timing of when royalty expense is actually incurred and charged to the income statement. Also, please tell us and disclose in future filings, the caption in the income statement for which the expense is included.

Response: Upon the execution of license agreements with the licensors, the Company frequently makes advance royalty payments. These advance payments are capitalized and included in prepaid expenses and other current assets on the Company’s balance sheet. The Company recognizes royalty expense when the products subject to license agreements are shipped. Royalty is typically calculated as a percentage of the unit product selling price. Royalty costs are considered product-related costs and are recorded as expenses under the caption “cost of sales” in the statement of operations.

The Company will disclose in future filings how royalty expense is recorded, and the caption in the income statement under which the expense is included, by including a statement reading substantially as follows:

“The Company licenses a portion of its content from third parties under exclusive and nonexclusive agreements. These agreements allow the Company to use characters, stories, illustrations and trademarks throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when the products are shipped to a customer. Royalty expense is reported under cost of sales in the statement of operations.”

Note 18. Net Income (Loss) per share, page F-31

7.	Comment: We note your disclosure that if you had reported net income for 2007, the calculations of diluted net income per class A and B share would have included an additional 338 common equivalent shares related to outstanding stock options and unvested stock. Please revise future filings to disclose the amount and type of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for each period in which an income statement is presented. See paragraph 40 of SFAS No. 128.

Response: The Company acknowledges that the disclosure regarding the amount and type of securities that could potentially dilute EPS should be made in accordance with paragraph 40 of SFAS No. 128.

U.S. Securities and Exchange Commission

April 30, 2008

The Company will revise future filings to disclose the amount and type of securities that could potentially dilute EPS, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for each period in which the income statement is presented, by including a statement reading substantially as follows:

“Certain options to purchase shares of Leapfrog Class A common stock are excluded from the dilution calculation as their effect would be antidilutive. As of December 31, 2007, 2006 and 2005, respectively, options covering 338, 299, and 0 shares were excluded from the dilution calculation as their effect would have been antidilutive.”

In connection with our response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 420-4882 or bchiasson@leapfrog.com if you should have any additional questions, comments or concerns.

Sincerely,

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer